SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 5900 HOUSTON, TX 77002 +1 713 495 4500 +1 713 495 7799 FAX

October 11, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Crispino; Jan Woo
Melissa Kindelan; Christine Dietz

Re:	Flowco Holdings Inc. Draft Registration Statement on Form S-1 Submitted August 30, 2024 CIK No. 0002035149

Ladies and Gentlemen:

On behalf of Flowco Holdings Inc. (the “Company”), set forth below are the responses of the Company to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated September 27, 2024 (the “Comment Letter”) with respect to the draft registration statement on Form S-1 submitted by the Company on August 30, 2024 (the “Draft Registration Statement”).

For the convenience of the Staff’s review, we have set forth below the comments contained in the Comment Letter, followed by the Company’s responses thereto. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Concurrently with this letter, the Company is submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes revisions to the Draft Registration Statement in response to the Staff’s comments thereto. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1

Cover Page

1.	Please disclose on the cover page whether your offering is contingent upon final approval of your listing on the NYSE.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus included in Amendment No. 1 accordingly.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

October 11, 2024

Prospectus Summary, page 1

2.

Please provide a summary of the Stockholders Agreement, including certain shareholders’ rights to designate directors, in the prospectus summary. Also add a risk factor discussing the uncertainties and impact of the Stockholders Agreement on investors.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on pages 12 and 13 of Amendment No. 1 to include a summary of the Stockholders Agreement in the prospectus summary. The Company has also revised the controlling stockholder risk factor disclosure on pages 46 and 47.

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other Data, page 24

3.

We note the results for the year ended December 31, 2022 fall under the header for Flowco Holdings Inc. Pro Forma; however, they appear to relate to Flowco LLC Historical. Please advise or revise accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has updated the disclosure on page 25 to reflect the results for December 31, 2022 to fall under the appropriate Flowco LLC Historical header.

Risk Factors

We are subject to risks relating to existing international operations..., page 33

4.

We note your disclosure that you expect sales from outside the United States to continue to represent a significant and growing portion of your revenue. Please revise to disclose the percentage of your revenue generated from sales outside of the United States for each period presented in the financial statements.

Response:

We have revised disclosures on page 33 to clarify that current sales outside the United States are not significant, but are expected to grow as a portion of our revenue. Such sales on a pro forma basis have historically been less than two percent. We have revised disclosures to include a percentage of revenue generated from sales outside the United States on a combined basis for the nine month period ended September 30, 2024 to be presented in a subsequent filing.

October 11, 2024

Use of Proceeds, page 64

5.

We note your reference to the repayment of debt. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Also, disclose the maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 to state the maturity date of the Credit Agreement and the use of Credit Agreement borrowings to pay down legacy debt and distribution payments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

6.

You state that the historical financial information has been adjusted to give effect to events that are directly attributable and factually supportable. This language relates to legacy pro forma guidance that was superseded by SEC Release No. 33-10786. Please revise to remove this language.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosures on page 71 to revise the language related to legacy pro forma guidance that was superseded by SEC Release No. 33-10786.

Notes to unaudited pro forma condensed consolidated balance sheet, page 76

7.

You disclose in adjustment (3) regarding the Tax Receivable Agreement (“TRA”) that the pro forma financial information assumes that no redemptions or exchanges of LLC interests have occurred. Please revise to include a quantified discussion of the potential payments due under the TRA assuming exchange of all LLC interests. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange and the prevailing federal tax rate. Similar disclosures should be made to the Liquidity and Capital Resources discussion.

Response:

The Company has revised the disclosure on page 77 to include the payments to be made by the Company under the TRA if all LLC interests were exchanged and factors that could affect payment amounts under the TRA in connection with the exchange of LLC interests. Additionally the Company has revised the disclosure in the section titled “Liquidity and Capital Resources” on pages 88 and 89 to include the cash and liquidity consequences of payments made under the TRA for exchange of LLC interests.

Notes to unaudited pro forma condensed consolidated statement of operations, page 78

8.

We note adjustment (2) on page 79 represents the removal of one-time transaction costs incurred in connection with the 2024 Business Combination which have been adjusted from the period incurred into the earliest period presented. Please revise to remove this adjustment as actual costs incurred should not be adjusted to be reflected in a different period.

October 11, 2024

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 78 and has amended the interim and annual unaudited pro forma condensed consolidated statements of operations on pages 74 and 75 to remove the impact of that adjustment. Further, the Company has amended the numbering of adjustments to reflect the removal of adjustment (2).

9.

We note adjustment (6) on page 80 will reflect incremental compensation for carried interest units that will vest in connection with the transactions. Please revise to further explain what these carried interest units relate to and whether they are those discussed on page 128. Also, revise to disclose the incremental compensation cost you expect to record in the appropriate financial statement footnote.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 80 to further describe these profit units. Further, management noted this particular adjustment is only applicable to the offering and have therefore, moved the adjustment to the appropriate column on pages 80 and 81. The 2024 Business Combination did not trigger a change of control that would result in the vesting of these units. The Company notes this adjustment is directly related to those awards discussed within section “Predecessor Member Profit Units” on page 131. The Company considered the Staff comment to amend the appropriate financial statement footnote and has clarified that incremental compensation expense would only happen upon the completion of this registration statement which would not be considered probable for the time period being disclosed within the historical financial statements and as such, has not made any update to the historical financial statements for this pro forma adjustment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 82

10.

We note your disclosure on page 30 that the loss of one or more significant customers could have an adverse impact on your financial results. You also disclose on page 85 that revenue increased due to an increase in active systems. Please revise to disclose the metrics management uses to manage the business or other measures that would provide for a better understanding and evaluation of your operations. These may include the number of customers, significant customers, or number of active systems. Refer to SEC Release No. 33-10751.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 82 and 83.

October 11, 2024

Results of Operations, page 84

11.

You disclose that the results of operations are evaluated by the Chief Executive Officer on a consolidated basis as well as a segment level. Please revise to include a discussion of the segment results or tell us why you do not believe such discussion would be necessary to an understanding of the business. Refer to Item 303(b) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 85 and 86.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 85

12.

You disclose that the increase in service revenue was due to an increase in active systems, improved pricing and evolved systems mix. Please revise to quantify the extent to which each factor contributed to the overall change in revenue. Refer to Item 303(b) of Regulation S-K.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 85.

13.

You disclose that the increase in revenue-sales was primarily due to an increase in package sales to third parties. Please revise to explain what package sales are and describe the underlying reason for increase.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages 85 and 86.

Liquidity and Capital Resources, page 87

14.

You disclose the Prior Estis Credit Facility was refinanced effective August 20, 2024, by the Credit Agreement that has a maturity date of August 20, 2029. Please revise to further disclose the repayment terms and interest rate under the new agreement. Refer to Section IV of SEC Release 33-8350.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 88.

Critical Accounting Estimates, page 88

15.

We note that you include revenue recognition, allowance for credit losses, useful lives of property, plant and equipment and contingencies, in your list of significant estimates used in the preparation of the financial statements; however, you do not discuss these items further. For those policies you have deemed to be critical accounting policies, please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and impact these have on the financial statements. Refer to Item 303(b)(3) of Regulation S-K.

October 11, 2024

Response:

The Company respectfully acknowledges the Staff’s comment and has removed references to revenue recognition, allowance for credit losses, and contingencies as these are not material or critical accounting estimates to the financial statements. Additionally, the Company has updated for additional qualitative and quantitative information on relevant significant estimates on pages 90-92.

Industry Overview, page 93

16.

We note your statement that certain statistical and graphical information contained in this prospectus was provided to you by Rystad Energy. To the extent any data relates to publications, surveys or reports commissioned by you for use in connection with this registration statement, please file the consent of Rystad Energy pursuant to Rule 436 of the Securities Act as an exhibit to the registration statement or tell us why you believe you are not required to do so.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consent of Rystad Energy AS pursuant to Rule 436 of the Securities Act will be filed as an exhibit upon an initial public filing of the registration statement.

Patents, Trademarks and Other Intellectual Property, page 114

17.

To the extent that you consider any of your individual patents material to your business, please disclose the specific products to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions where protected and whether there are any contested proceedings or third- party claims.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not consider any individual patents to be material to the Company’s business and accordingly does not make reference to any individual patents, their scope or their terms.

Description of Capital Stock, page 146

18.

You state that holders of shares of your Class B common stock will vote together with holders of your Class A common stock as a single class on all matters presented to your stockholders for their vote or approval, except for certain amendments to your amended and restated certificate of incorporation or as otherwise required by applicable law. Please discuss the circumstances under applicable law or your charter that would allow for a separate class vote for holders of Class A common stock.

Response:

The Company has included revisions on pages 149 and 150 with respect to circumstances under the Company’s amended and restated certificate of incorporation that would allow for a separate class vote for holders of Class A common stock.

October 11, 2024

Flowco MergeCo LLC

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

19.

You disclose that compressors are rented to customers for use at their oil and gas facilities under contracts covering 1 to 3 years, which are accounted for under ASC 606. Please tell us how you considered whether these contracts contain a lease and should be accounted for under ASC 842.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly to properly reflect the current accounting in accordance with ASC 842. Refer to updates on pages F-14, F-15, F-16 and F-22.

20.

You disclose for sales of equipment that revenue is recognized during the period in which fabrication of the equipment is completed or the period in which equipment was requested by the customer, whichever is later; or when the equipment is ready for delivery. Please tell us and revise to clarify how you determined that control is transferred to the customer when each of these instances occurs in the respective arrangements. Refer to ASC 606-10- 25-25.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-15.

Note 10. Share-based Compensation, page F-24

21.

You disclose upon the occurrence of a change in control transaction, all of the class B units that have not yet vested will vest in full. Please revise to disclose whether the pending Transactions in this offering will result in a change of control under these terms. Further, tell us whether these awards relate to the carried interest unit adjustment (6) on page 80.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on F-25 to provide additional discussion surrounding the Business Combination. The Company has not adjusted the historical financial statements to discuss what would happen under the IPO as the current LLC agreement does not allow for a change of control under an IPO; however, the expectation for an amended LLC agreement would change the characteristics of the Plan to allow for vesting of any units upon a successful IPO. Since that has not yet occurred, the Company has not adjusted the historical financial statement disclosure to reflect whether the pending Transactions would result in a change of control. Further, the Company notes these profit units are the same as adjustment (5) on page 80 and have updated the disclosure therein for additional transparency between the Article 11 adjustments and the discussion with the audited financial statements.

October 11, 2024

22.

You disclose that 950,833 profit units were granted during 2022 and 2023; however, the tables on page F-25 do not reflect any grants in those periods. Please revise to address this apparent inconsistency or clarify your disclosures.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on F-25 to clarify the disclosure of profit units and inconsistency within the disclosure.

Flowco Production Solutions, L.L.C.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-35

23.

We note your disclosure that revenue is recognized from the sale of services upon completion of the service which occurs within a short period of time from contract inception. Please revise to clarify the types of services offered and the typical amount of time over which they are provided.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-36.

24.	You disclose that revenue from the sale of goods is recognized at a point in time upon transfer of control of the product. Please revise to disclose when the transfer of control occurs.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page F-36.

Flogistix LP

Note 11—Revenue from Contracts with Customers, page F-79

25.

You disclose that field service revenue is generated by leasing compressor packages to customers to use at their oil and gas facilities, which you appear to account for under ASC 606. Please tell us how you considered whether these contracts contained a lease and should be accounted for under ASC 842.

Response:

The Company respectfully acknowledges the Staff’s comment and acknowledges that it has assessed the lease and non-lease components within its rental agreements. Based on that review, the agreements qualify as operating leases and the lease and non-lease components have the same pattern and timing of recognition. The Company elected the practical expedient in accordance with ASC 842-10-15-42A to combine all lease and non-lease components and determined that the non-lease service component is the predominant component of the rental agreements. Therefore, the Company accounted for these transactions as a single performance obligation under ASC 606. The Company has updated its disclosure accordingly to reflect that policy election.

October 11, 2024

26.

You disclose that revenue from the sale of compressor and fabricated equipment and aftermarket part sales and services is recognized upon transfer of control. Please revise to disclose when the transfer of control occurs.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on pages F-71 and F-81.

Item 16. Exhibits and financial statements, page II-3

27.	Please file any material lease agreements and employment agreements with your executive officers as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it does not believe any lease agreement to be material. Further, the Company will file all employment agreements with the executive officers as exhibits to later amended filings once such employment agreements are executed.

General

28.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to investors in reliance on Section 5(d) of the Securities Act and Rule 163B thereunder.

* * *

October 11, 2024

Please do not hesitate to contact the undersigned at (713) 495-4521 or John Stribling at (713) 495-4673 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ David C. Buck
David C. Buck

cc:	Joseph R. Edwards, Chief Executive Officer, Flowco Holdings Inc.

Ryan J. Maierson, Latham & Watkins LLP

Nick S. Dhesi, Latham & Watkins LLP